Exhibit 2.7

Supplemental Business Purchase Framework Agreement

by and between

Loyalty Alliance Enterprise Corporation

and

I-Equity Management Limited

March 17, 2012

SUPPLEMENTAL BUSINESS PURCHASE FRAMEWORK AGREEMENT

This Supplemental Business Purchase Framework Agreement (this “Amendment”) is entered on March 17, 2012, by and between:

Party A:

Loyalty Alliance Enterprise Corporation, a company legally registered and validly existing in the Cayman Islands, with its registered address at Suite 6005, 60/F, Central Plaza 18 Harbour Road, Wanchai, Hong Kong; and

Party B:

I-Equity Management Limited, a company established and validly existing in the British Virgin Islands.

Party A and Party B are hereinafter referred to as the “Parties” collectively, and each a “Party”.

RECITALS

1.	The Parties entered into a Business Purchase Framework Agreement (the “Agreement”) on March 15, 2011.

2.	Pursuant to the Agreement, the Parties agree that Party B shall assist Party A or its designated affiliated company to acquire the current relevant business operated by Party B’s affiliated company and China Unicom in Shanghai, and other business established by Party B through its affiliated company and China Unicom.

Therefore, in order to clarify the obligations and rights of the Agreement, the Parties agree to the following amendments:

1.	The Parties agree that the governing law and the dispute resolution clauses of the Agreement shall be amended as follows with retrospective effect from the effective date of the Agreement:

(1)	Governing Law: The Agreement is governed and construed by laws of the People’s Republic of China.

(2)	Dispute Resolution: The Parties shall try to settle any disputes or requests with respect to breach, termination or validity related to or arising from the Agreement through friendly consultation. In case no settlement can be reached through the aforesaid consultation within 60 days after such consultation, each Party may submit such matter to Hong Kong International Chamber of Commerce in accordance with its then effective arbitration rules. The arbitration shall take place in Hong Kong. The arbitration tribunal shall consist of three arbitrators. The arbitration award shall be final and binding upon both Parties. The costs of arbitration shall be borne by the losing Party or in accordance with the arbitration award. In the process of settling any dispute, whether arbitration is in process, the Parties shall continue to perform any other provisions of the Agreement that are not in dispute.

2.	This Amendment is a supplement and a part of the Agreement, and has the same legal effect as the Agreement.

3.	The Parties may enter into other supplemental agreements to supplement or amend the Agreement.

4.	This Amendment is effective from the date that this Amendment is executed and/or sealed by authorized representative of each Party.

5.	This Amendment is executed with two (2) original copies; each Party holds one (1) original copies and each original copy has the same legal effect.

[No Text Below]

IN WITNESS THEREOF, the Parties of this Amendment have executed or caused their respective duly authorized representatives to execute this Amendment on the date first above written.

Party A:

Loyalty Alliance Enterprise Corporation

Authorized Representative: /s/Abraham Jou

Name: Abraham Jou

Title: Chairman

Party B:

I-Equity Management Limited

Authorized Representative: /s/Michael Yang

Name: Michael Yang

Title: Director